Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	MONDAY, JUNE 24 2013

Performance Statistics

On-Time Experience for the Weekend (June 21-23)

American	Fri	Sat	Sun	MTD	Target
D-0	50.9	55.0	53.6	49.7	61.7
A+14	77.3	85.1	78.4	71.5	79.8

Eagle
D-0	57.0	66.0	64.0	53.0	67.0
A+14 DOT	67.1	79.8	73.7	64.4	77.5

Every Bag Counts

American	Sun	MTD*	DOT Standard
	3.08	3.30	2.50

* DOT claims per 1000 customers

Announcements

» Last Chance to Take the Arrivals Survey!

This is it! The Arrivals newsletter survey ends tomorrow, and we’d love to hear more American voices. If you haven’t already, take this opportunity to tell us how, when and where you want information about the merger delivered to you. Take a couple of minutes and fill it out today – your opinion is important.

» American Completes Electronic Flight Bag Integration

Today we announced we’ve completed the rollout of our industry-leading Electronic Flight Bag (EFB) program, making American the first major commercial airline to deploy tablets in all cockpits during all phases of flight. EFBs replace paper-based reference materials such as aircraft and flight crew operating manuals carried in a pilot’s kitbag during every flight. By removing just one 35-pound kitbag from each aircraft, we will save a minimum of 400,000 gallons and $1.2 million of fuel annually based on current fuel prices. The program is a critical milestone in our continuing efforts to support the development of next-generation technology that helps our people perform their jobs safely and efficiently while being good stewards of the environment. A news release has been issued and is posted in American’s Newsroom.

» American Increases Access to Caribbean with Seaborne Agreement

American today launches a new codeshare agreement with St. Croix-based Seaborne Airlines, providing customers access to six destinations in the Caribbean out of San Juan, Puerto Rico (SJU). The codeshare agreement allows American to place its code on Seaborne’s flights between SJU and Dominica (DOM), Fort-de-France, Martinique (FDF), Pointe-a-Pitre, Guadeloupe (PTP), Tortola, British Virgin Islands (EIS), Vieques, Puerto Rico (VQS) and Virgin Gorda, British Virgin Islands (VIJ). Customers can book travel on the codeshare flights today for travel beginning June 27. AAdvantage program members will be eligible to earn miles on the codeshare flights operated by Seaborne, and customers will be able to redeem miles on the codeshare routes later this year. Read more in the news release in American’s Newsroom.

» American to Reopen Flight Attendant Job Listings for Language Speakers

American is continuing the recruitment and hiring process for our first large group of new Flight Attendants in more than a decade. Beginning Tuesday, June 25, we will reopen the job posting for our Language Speaker Flight Attendant positions to continue to fulfill our need to add more than 1,500 Flight Attendants to our team this year. Interested candidates must speak one or more of the following languages: French, Italian, German, Korean, Chinese Mandarin, Japanese, Finnish, Portuguese or Spanish. We want to create an improved customer service experience for our global customers, and that includes offering them information in their native languages. Our focus remains on finding great people that can deliver the level of service our customers expect of the new American. The Language Speaker positions are open to both internal and external candidates. To apply, external candidates can visit www.aacareers.com, and internal candidates can visit the Careers tab on Jetnet.

» Celebrating Caribbean Heritage

Dreaming of the Caribbean? June is Caribbean Heritage Month, when we celebrate the traditions and the rich and diverse culture of the Caribbean people. Read the blog, Dreaming of the Caribbean and Celebrating its Heritage, on Jetnet’s People space, and learn how your colleagues celebrated Caribbean Heritage Month.

AMR in the News

From The Dallas Morning News

American Wins Los Angeles-Sao Paulo Route

American will be allowed to begin flights this fall between Los Angeles and Sao Paulo, Brazil, under a tentative decision announced Thursday by the U.S. Department of Transportation. In addition, US Airways will be able to keep the Charlotte-Sao Paulo route it began flying June 8. Delta would add a second flight between Atlanta and Sao Paulo, and be allowed to keep its daily flight from Detroit. American currently flies to Sao Paulo from New York JFK (twice a day), Miami (four times a day) and DFW (once a day). It had told the DOT it would begin the Los Angeles-Sao Paulo flight on Nov. 21.

In its show-cause order, the department explained it picked American’s application because, “Los Angeles is the largest U.S.-Sao Paulo local O&D [origin and destination] market that currently lacks U.S. carrier nonstop service. American has a strong presence at Los Angeles, where American and American Eagle together provide service to 43 cities. We tentatively find that American’s strength at Los Angeles, combined with its ability to provide convenient connections at Los Angeles, offer a firm basis to expect that it would provide meaningful public benefits in a major market currently devoid of U.S.-flag service.” The air services treaty between the U.S. and Brazil allows U.S. airlines to operate 14 more weekly frequencies – essentially two daily flights a day – between the two countries as of Oct. 1. Another 14 become available Oct. 1, 2014. On Oct. 1, 2015, the treaty opens up the competition to unlimited frequencies between Brazil and the U.S.

Industry News

From Chicago Business Journal

United Places Big A350-1000 Order

United likes the Airbus A350. A lot. Especially the A350-1000, a stretch version of the A350-900 with more seating capacity. The airline is converting an existing order for 25 A350-900s into A350-1000s and adding 10 more of the -1000 model to those 25 planes, bringing the total order to 35 aircraft. United said it will replace older, less efficient planes in its fleet with the new A350-1000s, starting with the first delivery in 2018. The new aircraft will be used primarily on long-range, high-demand routes. The A350 is the newest airplane in the Airbus portfolio. Like Boeing’s Dreamliner, the A350 is made of lighter composite materials that allow for greater fuel efficiency. Powered by a new generation of Rolls-Royce Trent engines, the A350-1000 is expected to consume approximately 20 percent less fuel than the older United aircraft it will replace.

Crude Oil and Jet Fuel

Closing Fuel Prices for Friday, June 21

Crude oil was $93.69 a barrel, down $1.71 from the previous day.

Jet fuel price was $114.79 a barrel, down $0.93.

Safety First – Tip of the Week

Our bodies were designed to work best in certain positions. Maintaining ergonomically sound positions while we work helps us avoid aches and pains. Always avoid twisting, keep things close to avoid reaching and keep your shoulders relaxed.

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the definitive proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.